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                  [LETTERHEAD OF CII TECHNOLOGIES INC.]


                                                         November 18, 1996

VIA EDGAR
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              Re: CII Technologies Inc.
                  Registration Statement on Form 8-A
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

    On behalf of CII Technologies Inc., a Delaware corporation (the "Company"), due to unfavorable market conditions, I hereby request the withdrawal of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, on September 20, 1996, effective immediately.

    If you should have any questions or comments regarding this letter, please contact Wilson S. Neely (212-455-7063) or Janet Lapidus (212-455-2596) of this firm.


                                             Very truly yours,

                                         /s/ Ramzi A. Dabbagh
                                             --------------------------
                                             Ramzi A. Dabbagh
                                             Chairman and
                                             Chief Executive Officer


cc:  Securities and Exchange Commission
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     Eloise Quarles


     Nasdaq Stock Market
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     Maria Konstantinidis